SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

IMAGEWARE SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45245S108

(CUSIP NUMBER)

Paul E. Rehm

130 Main St. 2nd Floor

New Canaan, CT 06840

(203) 404-1172

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONSMAGEWARE I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nantahala Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 270,199,357
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 270,199,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,199,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.4%
14	TYPE OF REPORTING PERSON* IA, OO

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilmot B. Harkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 270,199,357
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 270,199,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,199,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.4%
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 270,199,357
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 270,199,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,199,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.4%
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nantahala Capital Partners II Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,032,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,032,417

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,032,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

This filing constitutes (i) Amendment No. 6 (“Amendment No. 6”) to the statement of beneficial ownership relating to Common Stock, $0.01 par value (the “Common Stock”), of ImageWare Systems, Inc, a Delaware corporation (the “Issuer”) on Schedule 13D filed by Nantahala Capital Management, LLC, a Massachusetts limited liability company (“Nantahala”), and Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (the “Principals”) on July 15, 2020 (the “Initial Schedule 13D”), as previously amended by Nantahala and the Principals through the filing of Amendment No. 1 (“Amendment No. 1”) on August 28, 2020, Amendment No. 2 (“Amendment No. 2”) on October 1, 2020, Amendment No. 3 (“Amendment No. 3”) on October 15, 2020, Amendment No. 4 (“Amendment No. 4”) on November 19, 2020, and Amendment No. 5 (“Amendment No. 5”) on March 8, 2021 (the Initial Schedule 13D, as amended previously and by this Amendment No. 6, this “Schedule 13D/A”), and (ii) Amendment No. 2 (“NCP II Amendment No. 2”) to the initial Schedule 13D filing by Nantahala Capital Partners II Limited Partnership (“NCP II”) filed as part of Amendment No. 4 on November 19, 2020, as previously amended as part of Amendment No. 5 on March 8, 2021 (“NCP II Amendment No. 1”). Nantahala, the Principals, and NCP II are referred to herein as the “Reporting Persons”. Except as specifically amended by this Amendment No. 6, the Initial Schedule 13D, as previously amended, remains unchanged. Capitalized terms used but not defined herein shall have the respective meanings defined in the Initial Schedule 13D.

Nantahala and the Principals previously filed a Schedule 13G as Reporting Persons with respect to the Common Stock of the Issuer, as most recently amended with the Securities Exchange Commission on February 14, 2020, reporting that the Reporting Persons beneficially owned 9.5% of the issued and outstanding shares of Common Stock.

The Reporting Persons are filing this amendment in the course of a monthly review of holdings to disclose changes in beneficial ownership based on a significant change to the number of shares outstanding, which are were reported by the Issuer to be 274,919,339 shares of Common Stock outstanding as of March 26, 2021 on Form 10-K filed by the company on April 5, 2021.

Item 3. Source and Amount of Funds

Item 3 is hereby supplemented by incorporation of the disclosure set forth in and Item 5(c) of this Amendment No. 6.

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b)and 5(c) are hereby amended and restated as follows:

(a) and (b) The aggregate percentages of Common Stock beneficially owned by the Reporting Persons are based upon 274,919,339 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of March 26, 2021 as reported by the Issuer on Form 10-K filed April 5, 2021, plus 261,423,667 shares of Common Stock that would be issued upon the conversion of Series D Preferred Stock held by the Nantahala Investors, which additional shares of Common Stock are deemed outstanding for the purposes hereof by Rule 13d-3(d)(1).

Nantahala, as the investment adviser of the Nantahala Investors, may be deemed to have shared voting and investment power over and to beneficially own the 8,775,690 shares of Common Stock held by the Nantahala Investors and the 261,423,667 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock, representing approximately 50.4% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Harkey and Mr. Mack, as principals of Nantahala, the investment adviser of the Nantahala Investors, may also be deemed to have shared voting and investment power over and to beneficially own the 270,199,357 shares of Common Stock beneficially owned by Nantahala, representing approximately 50.4% of the issued and outstanding shares of Common Stock of the Issuer.

NCP II may be deemed to beneficially own 1,281,131 of these shares of Common Stock held by it and 47,751,286 of the shares of Common Stock issuable upon the conversion of the Series D Preferred Stock held by it. Nantahala exercises investment and voting power over these shares, and NCP II disclaims beneficial ownership of these shares.

(c) On March 31, 2021, the Nantahala Investors received 154 shares of Series D Preferred Stock from the Issuer as a dividend payment on shares of the Series D Preferred Stock. NCP II received 28 of these shares of Series D Preferred Stock.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2021

NANTAHALA CAPITAL MANAGEMENT, LLC

By:	/s/ Paul E. Rehm
Paul E. Rehm
Chief Compliance Officer

NANTAHALA PARTNERS II LIMITED PARTNERSHIP

By: Nantahala Capital Management, LLC
Its General Partner

By:	/s/ Paul E. Rehm
Paul E. Rehm
Chief Compliance Officer

/s/ Wilmot B. Harkey
Wilmot B. Harkey

/s/ Daniel Mack
Daniel Mack